Exhibit 99.1

MARIS-TECH Ltd.
NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on Thursday, August 14, 2025, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

1.     consider a proposal to re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company;

2.     consider a proposal to re-appoint Ms. Isabela Marshak to serve as a Class I director, on the Board for a three-year term continuing until the Company’s 2028 annual general meeting of shareholders;

3.     present and discuss the Company’s financial statements and annual report for the year ended December 31, 2024.

Board Recommendation

The Board unanimously recommends that you vote in favor of all the above proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on Thursday, July 17, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: nir@maris-tech.com; israel@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal 1 on the agenda of the Meeting is considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Sincerely,
Israel Bar
Chief Executive Officer
July 10, 2025

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 14, 2025

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”), for use at the Company’s annual general meeting of shareholders to be held on August 14, 2025 (the “Meeting”), at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and as provided in our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 14, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Pursuant to the Companies Law, each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 4, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than August 9, 2025.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company, and to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board has authorized and approved the re-appointment Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited (“EY Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and recommends that the shareholders to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Audit Committee of the Board (the “Audit Committee”) has recommended, and the Board has determined that the re-appointment of EY Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, the scope of their work, and the complexity and scope of the Company’s activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that EY Israel’s compensation is reasonable.

For additional information on the fees paid by the Company for audit services in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint EY Israel as the Company’s independent auditor firm and to authorize the Board to determine their compensation, until the next annual general meeting.”

The re-appointment of EY Israel requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re-appoint Ms. Isabela Marshak for a
three-year term as a Class IIi director

Under the Companies Law and the Articles, the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board currently consists of four (4) directors and divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)     The Company’s Class I director is Ms. Isabela Marshak, whose current term expires at the Meeting;

(ii)    The Company’s Class II directors are Mr. Amitay Weiss and Ms. Naama Falach Avrahamy, whose current terms expire at the Company’s 2026 annual general meeting of shareholders; and

(iii)   The Company’s Class III director is Mr. Israel Bar, whose current term expires at the Company’s 2027 annual general meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect Ms. Isabella Marshak as a director of the Company. Ms. Marshak qualifies as an independent director under the Nasdaq corporate governance rules.

The Board has approved the re-appointment of Ms. Isabela Marshak to serve on the Board, as a Class I director, for a three-year term continuing until the Company’s 2028 annual general meeting of shareholders and recommends that the Company’s shareholders re-appoint Ms. Marshak, as a Class I director, for a three-year term continuing until the Company’s 2028 annual general meeting of shareholders.

Ms. Marshak, whose professional background is provided below, has advised the Company that she is willing, able and ready to serve as a Class I director if re-appointed. Additionally, in accordance with the Companies Law, Ms. Marshak, has certified to the Company that she meets all of the requirements of the Companies Law for appointment as a director of a public company, she possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of the Company, taking into account the size and needs of the Company.

In her capacity as a member of the Board, Ms. Marshak is entitled to the same fixed fee as other non-executive directors of the Company, in the amount of NIS 25,000 per quarter (NIS 100,000 per year) (approximately $30,2111 per year). Ms. Marshak was previously granted options to purchase 7,500 Ordinary Shares. As of the date of this Proxy Statement, options to purchase 1,562 Ordinary Shares have vested.

The above described compensation for Ms. Marshak is in accordance with Company’s compensation policy for directors and officers.

If re-appointed at the Meeting, Ms. Marshak will continue to benefit from the indemnification agreement, substantially in the form of those that we previously entered into with the Company’s members of the Board, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

____________

1        All U.S. dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS3.31 on July 9, 2025

Set forth below is certain biographical information regarding the background and experience of Ms. Isabela Marshak:

Isabela Marshak, Director

Ms. Isabela Marshak has served on our board of directors since December 2022. Ms. Marshak is an experienced media and public relations professional. Ms. Marshak is also the owner and manager of a real estate business in Israel and Romania since 1997, and the co-owner of private company specializing in private flight training and licensing since 2001. Ms. Marshak holds a B.A in International relations from the Hebrew University in Jerusalem, Israel. We believe that Ms. Marshak is qualified to serve as a director due to her business experience and strong background in the field of media and public relations.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Ms. Isabela Marshak as a Class I director for a term of three years that expires at the 2028 annual general meeting of shareholders.”

The re-appointment of Ms. Isabela Marshak as a Class I director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposals.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2024, to the Company’s shareholders.

The Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), filed with the SEC on March 28, 2025, which includes the financial statements, are available on the Company’s website at the following address: https://www.maris-tech.com/sec-filings/.

It is also available on the SEC’s website.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.
18 Lafayette Place
Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 10, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 10, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Mr. Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held on August 14, 2025, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: August 14, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.  To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as Maris-Tech Ltd.’s (the “Company”) independent auditor firm and to authorize the Board of Directors of the Company (the “Board”) to determine their compensation, until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.  To re-appoint Ms. Isabela Marshak to serve as a Class I director on the Board for a three-year term continuing until the Company’s 2028 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.